

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

File number 82 - 524
82-34640

Securities and Exchange Commission
Office of International Corporate Finan
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549




06013392

25 April 2006

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

25 April 2006 Document re Notice of Annual General Meeting

Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.

5/15

Regulatory Announcement

Go to market news section



Company	Friends ProvidentPLC
TIDM	FP.
Headline	Doc re Notice of Annual General Meeting
Released	16:17 25-Apr-06
Number	PRNUK-2504

Filing of Documents

Report and Accounts for the year ended 31 December 2005 of Friends Provident plc;

Notice of Annual General Meeting 2006 and Summary Financial Statement;

Friends - 2005 Annual Review for Shareholders; and

Example of Proxy Voting Form.

Copies of the above documents have been submitted to the UKLA, and are available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. 020 7066 1000

END

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